UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D Under the Securities Exchange Act of 1934

Rohat Resources, Inc.
(Name of Issuer)
Common Stock, $0.001 par value per share
(Title of Class of Securities)
775370109
(CUSIP Number)
Xiulan Tang No. 4-2, Lorong 2/137 C, Off Jalan Kelang, 58200 Kuala Lumpur, Malaysia
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 26, 2011
(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-l(f) or 240.13d-l(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	775370109
1.	Names of Reporting Persons. Xiulan Tang
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,219,499
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,219,499
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,219,449
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 18.8%
14.	Type of Reporting Person (See Instructions) IN

Item 1.  Security and Issuer

The class of equity securities to which this statement relates is the common stock, $0.001 par value per share (the “Common Stock”), of Rohat Resources, Inc., a Nevada corporation (the “Company”).  The principal executive office of the Company is located at 68, Soi Suphaphong 3, Yak 8, Sirinakarn 40 Rd., Nonghob, Praver, 10250 Bangkok, Thailand.

Item 2.  Identity and Background

(a) This Schedule 13D is being filed by Xiulan Tang (the “Reporting Person”).

(b) The address of the principal business of the Reporting Person is No. 4-2, Lorong 2/137 C, Off Jalan Kelang, 58200 Kuala Lumpur, Malaysia.

(c) The principal occupation of the Reporting Person is businesswoman.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Person is a citizen of the People’s Republic of China.

Item 3.  Source and Amount of Funds or Other Consideration

On April 26, 2011, the Reporting Person received as a gift from Kok Cheang Lim, the sole director, Chief Executive Officer, Chief Financial Officer and Corporate Secretary of the Company, an aggregate of 1,219,499 shares of the Company’s common stock (the “Shares”), representing approximately 18.8% of the Company’s issued and outstanding securities.  No consideration was paid by the Reporting Person for the Shares, which were received as a bona fide gift.  The transfer of the Shares was made pursuant to the terms of a Stock Gifting Agreement between the Reporting Person and Mr. Lim (the “Agreement”).

The summary of the transactions described in the Agreement in this Schedule 13D is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1.

Item 4.  Purpose of Transaction

The Reporting Person received the Shares from Mr. Lim as a bona fide gift.  Depending on subsequent developments affecting the Company, the Company’s business and prospects, other investment and business opportunities available to the Reporting Person, general stock market and economic conditions, tax considerations and other factors considered relevant, the Reporting Person may at any time decide to increase or decrease the size of her common stock holdings in the Company by means of open-market purchases, privately negotiated transactions, direct acquisitions from the Company or otherwise.

Additional Disclosure

Except as set forth above in this statement, the Reporting Person does not have any plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

(a)      The percentages used herein are calculated based upon 6,487,500 shares of the Common Stock outstanding as of March 9, 2011, as reported in the Company’s Current Report on Form 10-Q filed with the Securities and Exchange Commission on March 14, 2011.

The Reporting Person is the direct owner of 1,219,499 shares of Common Stock representing approximately 18.8% of the outstanding Shares.

(b)      The Reporting Person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 1,219,499 shares of Common Stock.

(c)      The Reporting Person did not effect any transactions in the Shares during the sixty days before the date of this Schedule 13D.

(d)      Except as set forth in this Item 5, no person other than the Reporting Person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The description of the Agreement in Item 3 above is hereby incorporated in this Item 6 by reference.  The summary of the Agreement in this Schedule 13D is qualified in its entirety by reference to the Agreement, a copy of which is attached hereto as Exhibit 1.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits

Exhibit 1: Stock Gifting Agreement, dated April 26, 2011, by and between Lim Kok Cheang, as Donor on the one hand, and Tang Xiulan, the Reporting Person, as Recipient, on the other hand.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 26, 2011	By:	/s/ TANG XUILAN
Tang Xuilan

STOCK GIFTING AGREEMENT

This Stock Gifting Agreement (this “Agreement”) is entered into this 26th day of April, 2011 (the “Effective Date”), by and between Lim Kok Cheang, an individual resident of Malaysia (“Donor”), and Tang Xiulan (“Recipient”), an individual resident of The People’s Republic of China.

WHEREAS, Donor is the Chief Executive Officer, Chief Financial Officer, Corporate Secretary and owner of One Million Two Hundred Nineteen Thousand Four Hundred Forty Nine (1,219,449) shares of common stock (the “Shares”) of Rohat Resources, Inc., a Nevada Corporation (the “Company”); and

WHEREASE, Donor desires to make to the Recipient, and Recipient desires to accept from the Donor, a bona fide gift of the Shares in accordance with the terms and conditions set forth below.

NOW, THEREFORE, in consideration of the mutual promises herein, the parties agree as follows:

1.	Assignment. Donor hereby gifts, assigns and transfers without any consideration, and Recipient hereby accepts, all of Donor’s rights, title and interest in and to the Shares.

2.	Representations and Warranties of the Parties. Each of Recipient and Donor represents and warrants to the other as follows:

A.
He/she has reached the age of 21 and has all power and authority to enter into this Agreement and to carry out his/her obligations hereunder.  Assuming due execution and delivery by the other party of this Agreement, this Agreement constitutes the legal, valid and binding obligation of such party, enforceable against him/her in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity).

B.
No broker has acted on his/her behalf in connection with this Agreement, and there are no brokerage commissions, finders’ fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with him or any action taken by him/her.

3.	Representations and Warranties of Recipient: Recipient hereby represents and warrants to Donor that:

A.	Domicile. Recipient is an individual, a citizen and resident of The People’s Republic of China;

B.
No Public Market; Restricted Shares.  Recipient understands that no public market now exists for any of the securities issued by the Company and that it is unlikely that a public market will ever exist for the Shares.  Recipient understands, acknowledges and agrees (i) that the Shares have not been registered under (and that the Company has no present intention to register the Shares under) the Securities Act of 1933, as amended (the “Securities Act”) or applicable state securities law, and (ii) that such Shares may not be sold or otherwise transferred by the Recipient unless the Shares have been registered under the Securities Act and applicable state securities laws or are sold or transferred in a transaction exempt therefrom;

C.
Litigation.  Recipient is not a defendant against whom a claim has been made or a judgment rendered in any litigation or proceedings before any local, state, or federal government, including but not limited to the United States, or any department, board, body, or agency thereof.

D.
No Formation or Membership in “Group”.  Recipient is not part of a “group” as that term is defined under the Securities Act.  Recipient is not, and does not intend to become, included with two or more persons acting as a partnership, syndicate, or other group for the purpose of acquiring, holding or disposing of securities of the Company.

E.	Non-U.S. Person Representations and Warranties.

i.
Recipient is not a U.S. Person, as such term is defined in Regulation S. The term “U.S. Person” as defined in Regulation S means: (s) any natural person resident in the United States; (t) any partnership or corporation organized or incorporated under the laws of the United States; (u) any estate of which any executor or administrator is a U.S. Person; (v) any trust of which any trustee is a U.S. Person; (w) any agency or branch of a foreign entity located in the United States; (x) any non-discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary for the benefit or account of a U.S. Person; (y) any discretionary account or similar account (other than an estate or trust) held by a dealer or other fiduciary organized, incorporated, or (if an individual) resident in the United States; and (z) any partnership or corporation if: (A) organized or incorporated under the laws of any foreign jurisdiction; and (B) formed by a U.S. Person principally for the purpose of investing in securities not registered under the Securities Act unless it is organized or incorporated, and owned by, accredited investors (as defined in Rule 501(a) under the Securities Act) that are not natural persons, estates or trusts;

ii.
Recipient has not made any pre-arrangement to transfer the Shares to a U.S. Person or to return the Shares to the United States securities markets (which includes short sales and hedging transactions in the United States within the periods restricted under Regulation S (the “Restricted Periods”) to be covered by delivery of Shares) and is not purchasing the Shares as part of any plan or scheme to evade the registration requirements of the Securities Act;

iii.
Recipient acknowledges and understands that all offers and sales of the Shares by Recipient in the United States or to U.S. Persons or otherwise, whether prior to the expiration or after the expiration of the Restricted Periods, shall be made only pursuant to a registration of the Shares under the Securities Act or an exemption from registration requirements of the Securities Act.  Recipient also acknowledges and understands that the Company will, in order to approve removal of the restrictive legend from certificates evidencing the Shares, require from Recipient (i) certain written representations to indicate that the sale of the Shares was made in a transaction that complies with the provisions of Regulation S, pursuant to a registration of the Shares under the Securities Act or pursuant to an exemption from the registration requirements of the Securities Act and (ii) require a legal opinion that removal of the legend is appropriate;

iv.
Recipient has not engaged in any “directed selling efforts” (as defined in Regulation S) in the United States regarding the Shares, nor has it engaged in any act intended to or that reasonably might have the effect of preconditioning the U.S. market for the resale of the Shares;

v.
Recipient is not a “distributor” as defined in Regulation S.  Recipient acknowledges, understands and agrees that, if Recipient should be deemed to be a distributor prior to reselling the Shares to a non-U.S. Person during the Restricted Periods, Recipient will send a notice to each new subscriber of the Shares that such new subscriber is subject to the restrictions of Regulation S during the Restricted Periods;

vi.
Recipient is not an officer, director or “affiliate” (as that term is defined in Rule 405 under the Securities Act) of the Company or an “underwriter” or “dealer” (as such terms are defined in the federal securities laws of the United States), and the receipt of the Shares by Recipient is not a transaction (or part of a series of transactions) that is part of any plan or scheme to evade the registration provisions of the Securities Act.  Recipient understands and agrees that, if Recipient becomes an affiliate of the Company at any time after receipt of the Shares, every sale made by it thereafter must be made in compliance with the provisions of Rule 144 of the Securities Act (“Rule 144”), including the filing of Form 144 with the U.S. Securities and Exchange Commission at the time of the sale, as required under Rule 144.  Recipient understands and agrees that the provisions of Rule 144, if at any time applicable to it, are separate and apart from, and independent of, any restrictions imposed by Regulation S and will apply even after the expiration of the Restricted Periods;

vii.
Recipient does not have a short position in, or other hedged position with respect to, the Shares or the shares of Common Stock of the Company and will not have a short position in, or other hedged position with respect to, such securities at any time prior to the expiration of the Restricted Periods and at any other time unless in compliance with the Securities Act; and

viii.
If at any time after the expiration of the Restricted Periods Recipient wishes to transfer or attempts to transfer the Shares to a U.S. Person, Recipient agrees to notify the Company if at such time it is an “affiliate” of the Company or is then acting as an “underwriter,” “dealer” or “distributor” as to such Shares (as such terms are defined in the federal securities laws of the United States or the regulations promulgated thereunder, including, but not limited to, Regulation S), or if such transfer is being made as part of a plan or scheme to evade the registration provisions of the Securities Act.

F.
Third Party Consent.  Except for the filing of the necessary forms with the Security and Exchange Commission (“SEC”) in the United States, no authorization, consent, or approval of, or registration or filing with, any governmental authority or any other person is required to be obtained or made by Recipient in connection with the execution, delivery, or performance of this Agreement or the transfer of the Shares, or if any such is required, Recipient will have or will obtain the same prior to Closing.

G.
Independent Investigation; Access.  Recipient, in electing to receive the Shares herein, has relied solely upon independent investigation made by him/her and his/her representatives. Recipient has been given no oral or written representation or warranty from Donor other than as set forth in this Agreement.  Recipient and his/her advisors, if any, have been furnished with access to all publicly available materials relating to the business, finances and operations of the Company and materials relating to the gift of the Shares that have been requested.  Recipient and his/her advisors, if any, have received complete and satisfactory answers to any such inquiries.

H.
Survival and Indemnification.  The foregoing representations and warranties are true and accurate as of the date hereof, and shall survive hereafter. If Recipient has knowledge, prior to the acceptance of this Agreement by Donor, that any such representations and warranties shall not be true and accurate in any respect, Recipient prior to such acceptance, will give written notice of such fact to Donor specifying which representations and warranties are not true and accurate and the reasons therefor.  Recipient agrees to fully indemnify, defend and hold harmless Donor, his officers, directors, employees, agents and attorneys from and against any and all losses, claims, damages, liabilities and expenses, including reasonable attorney's fees and expenses, which may result from a breach of Recipient’s representations, warranties and agreements contained herein.

4.
Restrictive Legend.  Recipient agrees that the Shares shall bear a restrictive legend to the effect that transfer is prohibited except in accordance with the provisions of Regulation D, pursuant to registration under the Act, or pursuant to an available exemption from registration, and that hedging transactions involving those securities may not be conducted unless in compliance with the Securities Act.

5.
The Company’s Obligation to Refuse Transfer.  Pursuant to Regulation D promulgated under the Securities Act, The Company has already agreed to refuse to register any transfer of the Shares not made in accordance with the provisions of Regulation D, pursuant to registration under the Securities Act, or pursuant to an available exemption from registration.

6.	Miscellaneous.

A.
Entire Agreement. This Agreement constitutes the entire agreement among the parties hereto with respect to the subject matter hereof and supersedes any and all prior or contemporaneous representations, warranties, agreements and understandings in connection therewith.  This Agreement may be amended only by a writing executed by all parties hereto.

B.
Severability.  If a court of competent jurisdiction determines that any clause or provision of this Agreement is invalid, illegal or unenforceable, the other clauses and provisions of the Agreement shall remain in full force and effect and the clauses and provisions which are determined to be void, illegal or unenforceable shall be limited so that they shall remain in effect to the extent permissible by law.

C.
Assignment.  None of the parties hereto may assign this Agreement without the express written consent of the other parties and any approved assignment shall be binding on and inure to the benefit of such successor or, in the event of death or incapacity, on assignor’s heirs, executors, administrators, representatives, and successors.

D.
Applicable Law. This Agreement shall be treated as if it had been negotiated in and contracted for in the United States, State of Nevada.  It shall be governed by and interpreted in accordance with the laws of the United States and the State of Nevada, regardless of any conflict-of-law provision to the contrary.

E.
Attorney’s Fees.  If any legal action or other proceeding (including but not limited to binding arbitration) is brought for the enforcement of or to declare any right or obligation under this Agreement or as a result of a breach, default or misrepresentation in connection with any of the provisions of this Agreement, or otherwise because of a dispute among the parties hereto, the prevailing party will be entitled to recover actual attorney’s fees (including for appeals and collection and including the actual cost of in-house counsel, if any) and other expenses incurred in such action or proceeding, in addition to any other relief to which such party may be entitled.

F.	Headings. Headings are for convenience only and are not deemed to be part of this Agreement.

G.
Counterparts and Facsimile.  This Agreement may be executed in any number of identical counterparts (except as to signature only), each of which may be deemed an original for all purposes. A fax, telecopy or other reproduction of this instrument may be executed by one or more parties hereto and such executed copy may be delivered by facsimile or similar instantaneous electronic transmission device pursuant to which the signature of or on behalf of such party can be discerned as legible, and such execution and delivery shall be considered valid, binding and effective for all purposes.

[Remaining of this page is intentionally left blank.]

IN WITNESS WHEREOF, the parties have executed this agreement below.

Recipient
By: /s/ Tang Xiulan	By: /s/ Lim Kok Cheang
Name: Tang Xiulan	Name: Lim Kok Cheang